Exhibit 99(a)(11)

Contacts:	Vincent J. Milano
Vice President, CFO and Treasurer
ViroPharma Incorporated
Phone (610) 321-6225
William C. Roberts
Director, Corporate Communications
ViroPharma Incorporated
Phone (610) 321-6288

VIROPHARMA INCORPORATED AMENDS TERMS OF EXCHANGE OFFER

AND EXTENDS EXPIRATION DATE UNTIL JUNE 11, 2004

EXTON, Pa., May 26, 2004 — ViroPharma Incorporated (Nasdaq:VPHM), a pharmaceutical company focused on developing and commercializing products that address serious diseases treated by physician specialists and in hospital settings, including cytomegalovirus (CMV) and hepatitis C (HCV), today announced it is amending its offer to exchange up to $99,122,500 aggregate principal amount of its new 6% Convertible Senior Plus Cash NotesSM due 2009 for up to all of the $127,900,000 aggregate principal amount of its currently outstanding 6% Convertible Subordinated Notes, and is extending the expiration date of the exchange offer.

ViroPharma is extending the expiration of the exchange offer to June 11, 2004 in order to amend certain terms of the exchange offer that include establishing a minimum threshold share price of $2.50 and a minimum participation condition of 80% of the existing 6% Convertible Subordinated Notes. The Company may further extend the expiration date or amend any of the terms or conditions of the exchange offer for any reason. In the case of an extension or a material amendment, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time on June 14, 2004, the first trading day after the expiration date of the exchange offer.

Holders who have validly tendered their 6% Convertible Subordinated Notes need take no further action. Other holders who want to tender their notes must do so no later than midnight, New York City time on June 11, 2004, when the exchange offer will expire unless further extended. Holders may withdraw any notes tendered, including any notes previously tendered, until the expiration date of the exchange offer.

The amount of the 6% Senior Convertible Notes tendered as of Tuesday, May 25, was approximately $7.0 million, or about 5% of the $127,900,000 aggregate principal amount of its currently outstanding 6% Convertible Subordinated Notes. Piper Jaffray & Co. is serving as the dealer manager for the exchange offer. U.S. Bank National Association is serving as the exchange agent. A prospectus supplement, prospectus, letter of transmittal and other materials related to the exchange offer will be available free of charge from the information agent, Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004 (800-259-3515). After the Company files the prospectus supplement with the Securities and Exchange Commission, the prospectus supplement, prospectus, the letter of transmittal and other materials related to the exchange offer, may also be obtained free of charge at the Securities and Exchange Commission’s website (www.sec.gov).

A tender offer statement, registration statement (and the prospectus included therein), a related letter of transmittal and other offer documents relating to these securities have been filed with the Securities and Exchange Commission, but the registration statement has not yet become effective. Amendments, as necessary, to the tender offer statement, registration statement (and prospectus included therein) and other related documents will be filed with the Securities and Exchange Commission. These documents contain important information that should be read carefully before any decision is made with respect to the exchange offer. These securities may not be exchanged, nor may offers to exchange be accepted, prior to the time the registration statement become effective. This press release shall not constitute an offer to exchange, or the solicitation of an offer to buy, the securities, nor shall there be any offer, exchange, solicitation or sale of any securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State or other jurisdiction.

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